Exhibit 107

Calculation to Filling Fee Tables

SC TO-I

(Form Type)

Ampco-Pittsburgh Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation(1)	Fee Rate	Amount of filing fee(1)(2)

Fees to Be Paid	$21,655,123.70	0.0000927	$2,007.43

Fees Previously Paid			$0.00

Total Transaction Value	$21,655,123.70

Total Fees Due For Filing			$2,007.43

Total Fees Previously Paid			$0.00

Total Fees Offset			$0.00

Net Fees Due			$2,007.43

(1)

Estimated for the purposes of calculating the amount of the filing fee only for an offer to exercise warrants to purchase an aggregate of up to 4,932,830 shares of common stock (the “Offer to Exercise”), representing warrants issued in the in the Corporation’s rights offering that closed September 22, 2020 with an exercise price of $2.5668 per Series A Warrant (or $5.75 per whole share of Common Stock under the Series A Warrants). The transaction value is calculated pursuant to Rule 0-11 using $4.39 per share of common stock, which represents the average of the high and low sale price of common stock on May 24, 2022, as reported by the New York Stock Exchange.

(2)	Calculated by multiplying the Transaction Valuation by the Fee Rate.